CONECTIV
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
	(Dollars in Millions)			
OPERATING REVENUES				
Electric	$ 891.4	$ 1,096.7	$ 2,309.2	$ 2,895.8
Gas	107.5	80.6	423.1	296.5
Other services	164.5	133.2	486.5	447.9
	1,163.4	1,310.5	3,218.8	3,640.2
OPERATING EXPENSES				
Electric fuel and purchased energy	585.5	780.6	1,494.3	2,107.7
Gas purchased	71.1	68.8	320.7	313.9
Other services' cost of sales	138.6	116.1	432.7	402.7
Other operation and maintenance	117.6	126.8	349.8	359.1
Gain on sale of assets	-	-	(14.4)	-
Impairment losses	-	-	-	110.7
Depreciation and amortization	69.5	64.4	198.2	178.4
Other taxes	18.1	18.1	36.7	50.0
Deferred electric service costs	18.7	(0.9)	27.7	0.6
	1,019.1	1,173.9	2,845.7	3,523.1
OPERATING INCOME	144.3	136.6	373.1	117.1
OTHER INCOME (EXPENSES)				
Interest and dividend income	1.0	1.2	2.7	7.6
Interest charges	(46.9)	(38.9)	(118.8)	(111.2)
Income (loss) from equity investments	1.3	(0.6)	13.6	(4.2)
Other income	2.6	4.5	8.2	14.8
	(42.0)	(33.8)	(94.3)	(93.0)
PREFERRED STOCK DIVIDEND REQUIREMENTS OF SUBSIDIARIES	0.3	0.3	0.9	5.6
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	102.0	102.5	277.9	18.5
INCOME TAXES	43.6	41.5	115.7	6.7
INCOME FROM CONTINUING OPERATIONS	58.4	61.0	162.2	11.8
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (net of income taxes of $4.9 in 2003)	-	-	-	7.2
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	58.4	61.0	162.2	19.0
EXTRAORDINARY ITEM (net of taxes of $4.1 million for the nine months ended September 30, 2003)	-	-	-	5.9
NET INCOME (LOSS)	$ 58.4	$ 61.0	$ 62.2	$ 24.9